UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

(X)	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended March 31, 2006

OR

()	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ____ to ____.

Commission File No. 0-23832

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

PSS WORLD MEDICAL, INC. SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PSS WORLD MEDICAL, INC.

4345 Southpoint Boulevard

Jacksonville, Florida 32216

REQUIRED INFORMATION

The PSS World Medical, Inc. Savings Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). The following financial statements and schedules of the Plan have been prepared in accordance with the financial reporting requirements of ERISA.

PSS WORLD MEDICAL, INC. SAVINGS PLAN

March 31, 2006 and 2005

Table of Contents

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-8

Supplemental schedule * Schedule H, Line 4i-Schedule of Assets (Held at End of Year)	9-10

* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable, or are not required for participant-directed investment transactions.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

PSS World Medical, Inc. Savings Plan:

We have audited the accompanying statements of net assets available for benefits of PSS World Medical, Inc. Savings Plan as of March 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended March 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of PSS World Medical, Inc. Savings Plan as of March 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended March 31, 2006, in conformity with U. S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i-Schedule of Assets (Held at End of Year) as of March 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

August 17, 2006

Certified Public Accountants

PSS WORLD MEDICAL, INC. SAVINGS PLAN

Statements of Net Assets Available for Benefits

March 31, 2006 and 2005

	2006	2005
Assets
Investments, at fair value	$113,992,306	$84,941,449
Receivables:
Employer contribution	26,358	16,581
Other	—	1,474,281
Total receivables	26,358	1,490,862
Total assets	114,018,664	86,432,311
Liabilities
Other	—	1,079,788
Net assets available for benefits	$114,018,664	$85,352,523

The accompanying notes are an integral part of these financial statements

PSS WORLD MEDICAL, INC. SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Year ended March 31, 2006

2006

Additions to net assets available for benefits:
Investment Income:
Dividends and interest income	$1,694,644
Net appreciation in fair value of investments	23,644,145
Total investment income	25,338,789
Contributions:
Participant	8,747,421
Employer	1,542,507
Rollovers from qualified plans	523,351
Total contributions	10,813,279
Total additions	36,152,068
Deductions from net assets available for benefits:
Benefits paid to participants	(7,475,815)
Administrative expenses	(10,112)
Total deductions	(7,485,927)
Net increase	28,666,141
Net assets available for benefits:
Beginning of year	85,352,523
End of year	$114,018,664

The accompanying notes are an integral part of these financial statements

PSS WORLD MEDICAL, INC. SAVINGS PLAN

Notes to Financial Statements

March 31, 2006 and 2005

(1)	Description of Plan

The following description of PSS World Medical, Inc. Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution retirement plan covering substantially all employees of PSS World Medical, Inc. and its subsidiaries (the “Company” or “employer”). The Plan was created under the provisions of Section 401(a) of the Internal Revenue Code (the “IRC”) and includes a qualified deferred arrangement, as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan also has the features of an employee stock ownership plan (“ESOP”), whereby employee and employer contributions can be invested in PSS World Medical, Inc. common stock (the “Company’s stock”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, (“ERISA”), as amended.

(b)	Plan Administration

Effective December 31, 2004, Principal Financial Group purchased ABN AMRO Trust Services Company. All record keeping and trustee responsibilities were transferred from ABN AMRO Trust Services Company to Principal Financial Group (“Trustee”). Effective October 28, 2005, a record keeping conversion occurred where all investments were transferred from ABN AMRO Trust Services Company’s record keeping system to Principal Financial Group’s record keeping system.

(c)	Eligibility

Effective October 1, 2003, any employee of the Company is eligible to participate in the Plan upon completing 30 days of service. Plan entry dates are the first day of each month within the Plan year.

(d)	Contributions

The Plan is funded through voluntary employee salary deferrals and employer contributions. Participants can elect to defer up to 85% but not less than 1% of compensation, as defined by the Plan and as limited by requirements of the IRC. Participants who have attained age 50 before the close of the calendar year are eligible to make an additional elective deferral contribution. Participant elective contributions are invested by the Trustee in the investment options (mainly mutual funds and employer securities) as directed by the participant. The Plan also allows participants to make elective contributions from bonuses.

The Company may make the following types of contributions: (i) supplemental ESOP matching contributions, (ii) ESOP matching contributions, (iii) non-ESOP matching contributions, (iv) ESOP employer contributions, and (v) qualified nonelective contributions.

Supplemental ESOP Matching Contributions: For the Plan year ended March 31, 2006, the Company made no Supplemental ESOP Matching Contributions.

ESOP Matching Contributions: For the Plan year ended March 31, 2006, the Company made no ESOP Matching Contributions.

PSS WORLD MEDICAL, INC. SAVINGS PLAN

Notes to Financial Statements

March 31, 2006 and 2005

Non-ESOP Matching Contributions: The Company’s board of directors may elect annually to make a discretionary contribution in the form of a non-ESOP matching contribution (contributions to be invested at the direction of the participant). Such contributions are allocated to participants based on the formula established by the board of directors. The board of directors also determines the percentage of each participant’s elective contributions to be matched as well as the maximum amount of match to be contributed. A participant must make elective salary deferrals to be eligible for such matching contributions.

Non-ESOP Matching Contributions for each eligible participant are equal to the lesser of (i) 50% of a participant’s elective deferral amount up to 6% of a participant’s compensation for the Plan year or (ii) $1,250. This Non-ESOP Matching Contribution is subject to a six-year vesting schedule, as described in note 1(e), Vesting. The Non-ESOP Matching Contributions for the Plan year ended March 31, 2006 were $1,516,149.

ESOP Employer Contributions: There were no ESOP employer contributions for the Plan year ended March 31, 2006.

Qualified Nonelective Contributions: The Company’s Board of Directors may also elect annually to make qualified nonelective contributions. Such contributions may be allocated to a limited number of nonhighly compensated employees and are only made to eliminate potential discrimination with respect to participant elective contributions or employer matching contributions that would otherwise favor highly compensated employees. Qualified nonelective contributions for the Plan year ended March 31, 2006 amounted to $26,358.

(e)	Vesting

Participants are immediately vested in their contributions. Participants are vested in the Company’s ESOP matching contributions, Non-ESOP matching contributions, ESOP employer contributions, and earnings thereon based on years of continuous service, as defined in the Plan, according to the following schedule:

Less than two years of service	0%
Two years but less than three years	20%
Three years but less than four years	40%
Four years but less than five years	60%
Five years but less than six years	80%
Six years or more	100%

In the event of total and permanent disability or death, a participant shall become 100% vested in their account balance.

(f)	Forfeited Accounts

Nonvested portions of the Company’s discretionary contributions are forfeited as of a participant’s termination date and are used to reduce future Company matching contributions. During Plan year ended March 31, 2006, forfeitures of nonvested accounts totaled $65,436. At March 31, 2006 and March 31, 2005, forfeited, nonvested accounts of $199,245 and $133,809, respectively, were reflected in the accompanying statements of net assets available for benefits.

PSS WORLD MEDICAL, INC. SAVINGS PLAN

Notes to Financial Statements

March 31, 2006 and 2005

(g)	Benefits Paid to Participants

Upon retirement, death, disability, or other severance of employment, a participant or his/her beneficiary may elect to receive an amount equal to the value of the participant’s vested interest in the participant’s account. Balances in participant accounts are paid in a single lump sum. On December 26, 2003, the Plan was amended to comply with final regulations issued under Code Section 401(a)(9) regarding required minimum distributions.

Participants who have an account balance in the Company’s stock fund will have their account balances distributed in shares of the Company’s stock (with fractional shares paid in cash) or cash as elected by the participant with payment to the participant at their direction. On March 28, 2005, the Plan was amended to address federally mandated automatic rollovers, where certain distributions may be rolled over to an Individual Retirement Plan.

(h)	Participant Loans

The Plan does not permit participant loans.

(i)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of the Company’s contribution, and an allocation of Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(j)	Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Transfer Agent of the Company prior to the time that such rights are to be exercised. The Trustee will vote any allocated shares according to the instructions given by a participant. If no instructions are given to the Trustee by a participant, the Trustee will vote any allocated shares on behalf of the collective best interest of plan participants and beneficiaries.

(2)	Summary of Significant Accounting Policies
(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principals requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

(c)	Income Recognition

Interest income is recorded as earned on the accrual basis of accounting. Dividend income is recorded on the ex-dividend date. Net appreciation in fair value of investments is allocated on a daily basis to participant accounts. Purchases and sales of investments are recorded on a trade date basis.

PSS WORLD MEDICAL, INC. SAVINGS PLAN

Notes to Financial Statements

March 31, 2006 and 2005

(d)	Investment Valuation

Investments in mutual funds are stated at fair value, which is based on published market quotations on national exchanges. Investments in common collective trusts are stated at the fair value of the underlying assets determined by the issuer. Money market funds are valued at cost, which approximates fair value. The Company’s common stock as of March 31, 2006 is valued at a unit value determined by the amount of shares of stock and cash held within the unitized stock fund.

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Net Appreciation in Fair Value of Investments

Net realized gains (losses) from the sales of investments and the changes in the unrealized appreciation (depreciation) on investments held are recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

(g)	Administrative Expenses

Administrative expenses reflected in the statement of changes in net assets available for benefits of $10,112 represent distribution fees paid by participants. All other Plan expenses were paid by the Company for the year ended March 31, 2006.

(3)	Investments

All investment elections are participant-directed funds. The following presents investments that represent 5% or more of the Plan’s net assets as of March 31, 2006 and 2005:

	2006		2005
Description of Asset	Units	Value	Units	Value
PSS World Medical Inc. Common stock	2,221,188	$38,589,411	2,532,483	$26,350,339
ABN AMRO Growth Fund	456,155	10,546,291	427,045	9,343,748
William Blair Small Cap Growth Fund	360,595	9,595,413	--	--
Janus Mid Cap Value Fund	402,282	9,457,667	305,703	6,768,272
PIMCO Total Return Fund	895,106	9,246,427	795,142	8,408,948
ABN AMRO Income Plus Fund	1,334,327	7,931,155	1,057,933	6,050,670
Dreyfus S&P 500 Index	201,035	7,607,176	183,525	6,326,104
Oppenheimer Global Fund	82,575	5,868,597	66,338	3,863,534
Veredus Aggressive Growth Fund	--	--	450,899	8,075,608

During the year ended March 31, 2006 the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

PSS World Medical, Inc. common stock	$16,854,637
Mutual funds	6,547,396
Common collective trusts	242,112
Net appreciation in fair value of investments	$23,644,145

PSS WORLD MEDICAL, INC. SAVINGS PLAN

Notes to Financial Statements

March 31, 2006 and 2005

(4)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 21, 2003, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan continues to be designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan document.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become fully vested in their employer contributions.

(6)	Related Party Transactions

At March 31, 2006 and 2005, the Plan owned 1,950,075 and 2,316,497 shares of the Company’s common stock, respectively, which represents approximately 2.9% and 3.6% of the outstanding common stock of the Company, respectively.

The employer contribution receivables at March 31, 2006 and 2005 represent Qualified Nonelective Contributions of $26,358 and $16,581, respectively.

(7)	Risk and Uncertainties

The Plan invests in various investment securities including the Company’s common stock (33% of net assets available for benefits at March 31, 2006), as described in note 3. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

PSS WORLD MEDICAL, INC. SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

March 31, 2006

	Identity of party involved	Description of investment	Current Value

*	PSS World Medical	PSS World Medical, Inc. common stock
		1,950,075 underlying shares	$ 38,589,411
	ABN AMRO Asset Management	ABN AMRO Growth Fund	8,711,445
		ABN AMRO Income Plus Fund	6,197,767
	William Blair & Company	William Blair Small Cap Growth Fund	8,884,644
	Janus Capital Group	Janus Mid Cap Value Fund	8,048,771
	Pacific Investment Management Company	PIMCO Total Return Fund	4,071,941
	Oppenheimer Funds	Oppenheimer Global Fund	4,870,671
	The Dreyfus Family of Funds	Dreyfus S&P 500 Index	3,734,813
	Alliance Capital Management	Alliance Growth & Income	2,246,219
	American Funds Service Company	American Europacific Growth Fund	3,388,820
	Royce & Associates	Royce Pennsylvania Mutual Fund	2,368,528
	Goldman Sachs Asset Management	Goldman Sachs Growth Opportunities Fund	1,867,144

*	Principal Financial Group	PSS World Medical, Inc., Moderate Portfolio, 1,918,893 units
		PIMCO Total Return Fund	4,171,489
		Dreyfus S&P 500 Index	2,408,368
		ABN AMRO Income Plus Fund	1,395,792
		Alliance Growth & Income	1,127,660
		ABN AMRO Growth Fund	1,122,982
		Goldman Sachs Growth Opportunities Fund	874,204
		Janus Mid Cap Value Fund	868,440
		American Europacific Growth Fund	770,145
		Oppenheimer Global Fund	603,425
		Royce Pennsylvania Mutual Fund	459,051
		William Blair Small Cap Growth Fund	454,265
			14,255,821
*	Principal Financial Group	PSS World Medical, Inc. Moderate Aggressive Portfolio, 455,563 units
		Dreyfus S&P 500 Index	739,743
		PIMCO Total Return Fund	497,195
		Alliance Growth & Income	448,313
		ABN AMRO Growth Fund	375,427
		Goldman Sachs Growth Opportunities Fund	272,816
		Janus Mid Cap Value Fund	270,731
		American Europacific Growth Fund	205,358
		Oppenheimer Global Fund	205,170
		ABN AMRO Income Plus Fund	167,666
		Royce Pennsylvania Mutual Fund	140,202
		William Blair Small Cap Growth Fund	139,752
			3,462,373

*	Principal Financial Group	PSS World Medical, Inc. Aggressive Portfolio, 279,819 units
		Dreyfus S&P 500 Index	628,609
		Alliance Growth & Income	344,565
		ABN AMRO Growth Fund	292,397
		Goldman Sachs Growth Opportunities Fund	229,169
		Janus Mid Cap Value Fund	227,465
		American Europacific Growth Fund	182,702
		Oppenheimer Global Fund	159,010
		William Blair Small Cap Growth Fund	116,752
		Royce Pennsylvania Mutual Fund	116,586
			2,297,255

*	Principal Financial Group	PSS World Medical, Inc., Moderate Conservative Portfolio, 90,778 units
		PIMCO Total Return Fund	273,606
		ABN AMRO Income Plus Fund	90,077
		Dreyfus S&P 500 Index	71,622
		ABN AMRO Growth Fund	35,913
		Alliance Growth & Income	35,809
		Goldman Sachs Growth Opportunities Fund	30,382
		Janus Mid Cap Value Fund	30,172
		American Europacific Growth Fund	18,326
		Oppenheimer Global Fund	18,107
			604,014

	Identity of party involved	Description of investment	Current Value

*	Principal Financial Group	PSS World Medical, Inc., Conservative Portfolio, 65,787 units
		PIMCO Total Return Fund	232,196
		ABN AMRO Income Plus Fund	79,853
		Dreyfus S&P 500 Index	24,021
		Oppenheimer Global Fund	12,214
		Goldman Sachs Growth Opportunities Fund	12,181
		Janus Mid Cap Value Fund	12,088
		Alliance Growth & Income	11,989
		ABN AMRO Growth Fund	8,127
			392,669
			$ 113,992,306

*	Party-in-interest as defined by ERISA

See accompanying independent auditors’ report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: August 29, 2006

PSS WORLD MEDICAL, INC. SAVINGS PLAN

By:	PSS World Medical, Inc., as Plan Administrator
By:	/s/ David M. Bronson
David M. Bronson Executive Vice President and Chief Financial Officer (Duly Authorized Officer and Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit Number

23	Consent of Independent Registered Public Accounting Firm